UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Bellatrix Exploration Ltd.

(Name of applicant)

1920, 800 5th Avenue S.W.

Calgary, Alberta, T2P 3T6

(403) 266-8670

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
12.5%/9.5% Third Lien PIK Toggle Notes due 2023	$50,000,000 aggregate principal amount(1)

Approximate date of proposed recapitalization transaction:

On the Effective Date under the Plan (as defined herein).

Name and address of agent for service:

Puglisi & Associates,

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

With copies to:

Shelley A. Barber Vinson & Elkins L.L.P. 666 Fifth Avenue 26th Floor New York, New York 10103 (212) 237-0000 (212) 237-0100 (fax)	Charles R. Kraus Executive Vice President, General Counsel and Corporate Secretary Bellatrix Exploration Ltd. 1920, 800 5th Avenue S.W. Calgary, Alberta, T2P 3T6 (403) 266-8670

The Applicant (as defined below) hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request.

[1]

The 12.5%/9.5% Third Lien PIK Toggle Notes due 2023 will be issued in transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(10) of the Securities Act. The amount of 12.5%/9.5% Third Lien PIK Toggle Notes to be issued in such transactions in reliance upon Section 3(a)(10) of the Securities Act will be $50,000,000 plus the amount of any additional notes that may be issued in lieu of accrued and unpaid interest as described below.

i

GENERAL

1.	General Information

Name of Applicant	Form of Organization	State of Organization
Bellatrix Exploration Ltd.	Corporation	Canada(1)

(1)

Bellatrix Exploration Ltd. is currently formed under the laws of the Province of Alberta but will be continued into federal jurisdiction as a Canadian corporation in connection with the implementation of the Recapitalization Transaction (as defined below).

Bellatrix Exploration Ltd. (the “Corporation”) is referred to herein as the “Issuer” or the “Applicant.”

2.	Securities Act Exemption Applicable

Old Notes Exchange – Reliance on Section 3(a)(10) of the Securities Act

In connection with a recapitalization transaction (the “Recapitalization Transaction”) to be implemented by way of an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, the Issuer intends to effect the following (collectively, the “Exchange Transactions”): (i) exchange approximately $145.8 million of outstanding 8.50% Senior Unsecured Notes due 2020 (the “Old Notes”), plus $2,000,000 of accrued and unpaid interest (the “Exchanged Interest Amount”), for $50 million of new 8.50% second lien exchange notes due September 11, 2023 (the “New Second Lien Notes”), $50 million of new 12.5%/9.5% third lien PIK toggle notes due December 15, 2023 (the “New Third Lien Notes”) and approximately 51% of the common shares issued and outstanding immediately following the implementation of the Recapitalization Transaction (ii) pay the balance of the accrued and unpaid interest (for certainty less the Exchanged Interest Amount) (the “Cash Interest Payment”) outstanding on the implementation date of the Recapitalization Transaction (the “Effective Date”) to holders of the Old Notes in cash on the Effective Date, provided that the Issuer and the Initial Consenting Noteholders (as defined in the Information Circular (as defined below)) will have the right to agree, prior to the Effective Date, that instead of the Issuer paying the Cash Interest Payment in cash on the Effective Date, it will issue to the holders of Old Notes additional New Third Lien Notes in an aggregate principal amount equal to the amount of the Cash Interest Payment (such notes being the “Additional New Third Lien Notes”), as further described in the Issuer’s Management Information Circular (the “Information Circular”), incorporated by reference herein as Exhibit T3E. Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular.

The New Third Lien Notes will be issued under the indenture (the “Indenture”) to be qualified by this application for qualification (this “Application”). For more detailed information on the Indenture, please see Item 8 of this Application.

The Exchange Transactions in connection with $50 million (plus the amount of any Additional New Third Lien Notes) of the New Third Lien Notes will be conducted in reliance on Section 3(a)(10) of the Securities Act. Registration of the distribution of the New Third Lien Notes under the Securities Act is not required by reason of the exemption from registration provided by Section 3(a)(10) of the Securities Act.

Section 3(a)(10) of the Securities Act exempts from the general requirement of registration under the Securities Act securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court or other governmental authority that is expressly authorized by law to grant such approval, after a hearing upon the fairness of such terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued in such exchange have the right to appear.

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuances of securities in exchange for securities, claims or property interests. As described below and in the Information Circular incorporated by reference herein as Exhibit T3E, each of these elements will be satisfied in connection with the issuance of the New Third Lien Notes.

(a)	Exchange

Pursuant to the Arrangement, the New Third Lien Notes, among other things, will be issued in exchange for the Old Notes as more fully described in the Information Circular, incorporated by reference herein as Exhibit T3E.

(b)	Fairness Hearing

On April 16, 2019, the Ontario Superior Court of Justice (Commercial List) (the “Court”) granted the Interim Order (the “Interim Order”), which, among other things, authorized: (a) the Issuer to send the Information Circular to, among others, the holders of the Old Notes and (b) the calling and holding of the Meetings to consider and vote upon the Arrangement to implement the Recapitalization Transaction. The Meetings are scheduled to take place on May 23, 2019. A hearing to seek the Court’s approval of the Arrangement, including that the terms and conditions of the Arrangement are fair to those to whom securities will be issued, is scheduled to be held by the Court, which is expressly authorized by law to hold the hearing, on May 28, 2019 at 10:00 am (Toronto time), or such other time and/or date as may be approved by the Court. The hearing will be open to all persons holding the Old Notes. Such persons have the right to appear at the hearing and to present evidence or testimony with respect to the fairness of the Arrangement. Measures will be taken pursuant to the Interim Order to provide relevant information and adequate and timely notice of the right to appear to the holders of the Old Notes, including circulation of the Information Circular, and there will be no improper impediments to appearance by those persons at the hearing.

(c)	Court Approval

We anticipate that on May 28, 2019 at 10:00 am (Toronto time), or such other time and/or date as may be approved by the Court, the Applicant will seek Court approval or the Arrangement and the issuance of a Final Order by the Court, among other things, approving the Arrangement as fair and reasonable. The Court has been advised in connection with seeking the Interim Order and will be advised in connection with seeking the Final Order that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.

AFFILIATIONS

3.	Affiliates

(a)    For purposes of this Application only, certain directors and executive officers of the Applicant may be deemed to be “affiliates” of the Applicant by virtue of their positions with the Applicant. See Item 4, “Directors and Executive Officers.”

(b)    The diagram filed herewith under Exhibit T3G indicates the relationship of the Applicant to each of its affiliates after the Effective Date. All of the entities appearing therein are expected to exist as of the consummation of the Plan in the ownership structure shown therein. Connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

(c)    Certain persons may be deemed to be “affiliates” of the Applicant by virtue of their holdings of the voting securities of the Applicant. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

The following table lists the name of, and offices held by, each director and executive officer of the Applicant as of the date hereof. The mailing address of each director and executive officer is: c/o Bellatrix Exploration Ltd., 1920, 800 5th Avenue S.W., Calgary, Alberta, T2P 3T6.

Bellatrix Exploration Ltd.

Name	Office
Brent A. Eshelman	President and Chief Executive Officer and Director
Maxwell A. Lof	Executive Vice-President and Chief Financial Officer
Charles R. Kraus	Executive Vice-President, General Counsel and Corporate Secretary
Garrett K. Ulmer	Chief Operating Officer
Timothy A. Blair	Vice-President, Land
Chris D. Curry	Vice-President, Finance
Robert O. Lee	Vice-President, Marketing
Mark L. Stephen	Vice-President, Operations
Steve G. Toth	Vice-President, Investor Relations and Corporate Development
W.C. Dunn	Chairman
Murray L. Cobbe	Director
John H. Cuthbertson	Director
Lynn Kis	Director
Keith E. Macdonald	Director
Thomas E. MacInnis	Director
Steven J. Pully	Director
Murray B. Todd	Director
Keith Turnbull	Director

5.	Principal Owners of Voting Securities

To the knowledge of the Applicant, no person owns 10% or more of the voting securities of Bellatrix Exploration Ltd. as of April 15, 2019.

To the knowledge of the Applicant, after giving effect to the implementation of the Plan, there will be no person who will own 10% or more of the voting securities of Bellatrix Exploration Ltd., other than as indicated in the table below.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned		Percentage of Common Shares as at the Effective Date upon Completion of the Arrangement
Loomis Sayles & Company, L.P.	Common Shares	10,211,725	(1)	24.99%
Polar Asset Management Partners Inc.	Common Shares	6,875,891	(2)	16.83%

(1)

This figure is based on holdings disclosed to the Corporation in the Noteholder Support Agreement and subject to the terms of the Plan in respect of the Alternative Senior Unsecured Noteholder Group Equity Allocation.

(2)	This figure is based on holdings information disclosed to the Corporation in the Debentureholder Support Agreement and assumes 90% of the Convertible Debentures are Consent Debentures.

UNDERWRITERS

6.	Underwriters

(a)    The name and complete mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of any securities of the Applicant which are outstanding on the date of filing this Application are listed below, along with the title of each class of securities underwritten by the underwriter.

Name and Address	Title of Class of Securities Underwritten

National Bank Financial Inc. 1800, 311 – 6th Avenue SW Calgary, Alberta T2P 3H2	6.75% Extendible Unsecured Subordinated Convertible Debentures issued by the Issuer

RBC Dominion Securities Inc. 3900, 888 – 3rd Street SW Calgary, Alberta T2P 5C5	6.75% Extendible Unsecured Subordinated Convertible Debentures issued by the Issuer

Scotia Capital Inc. 1800, 700 – 2nd Street SW Calgary, Alberta T2P 2WI	6.75% Extendible Unsecured Subordinated Convertible Debentures issued by the Issuer

Canaccord Genuity Corp. 2200, 450 – 1st Street SW Calgary, Alberta T2P 5P8	6.75% Extendible Unsecured Subordinated Convertible Debentures issued by the Issuer

CIBC World Markets Inc. 900, 855 – 2nd Street SW Calgary, Alberta T2P 4J7	6.75% Extendible Unsecured Subordinated Convertible Debentures issued by the Issuer

BMO Nesbitt Burns Inc. 900, 525 – 8th Avenue SW Calgary, Alberta T2P 1G1	6.75% Extendible Unsecured Subordinated Convertible Debentures issued by the Issuer

Dundee Securities Ltd. 3600, 350 – 7th Avenue SW Calgary, Alberta T2P 3N9	6.75% Extendible Unsecured Subordinated Convertible Debentures issued by the Issuer

(b)    There is no proposed underwriter for the New Third Lien Notes that are proposed to be offered in the connection with the New Third Lien Notes Indenture that is qualified under this Application.

CAPITAL SECURITIES

7.	Capitalization

(a)    The authorized and outstanding securities of the Applicant as of April 22, 2019 were as follows:

Title of Class	Amount Authorized		Amount Outstanding
Common Shares		Unlimited		80,909,225
Preferred Shares		95,978,621		0
8.5% Senior Unsecured Notes due 2020(1)		$145,765,000		$145,765,000
8.5% Second Lien Notes due 2023(1)		$72,108,000		$72,108,000
8.5% New Money Notes due 2023(1)		$15,000,000		$15,000,000
8.5% New Money Notes due 2023(1)		$15,000,000		$15,000,000
6.75% Extendible Convertible Unsecured Subordinated Debentures (1)	CDN$	50,000,000	CDN$	50,000,000

(1)	Aggregate principal amount.

(b)    Each common share issued by Bellatrix Exploration Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

On the Effective Date, the Issuer’s capital structure will consist of the existing Common Shares held by existing Shareholders (subject to the Share Consolidation and the rounding down of fractional Common Shares), the New Common Shares, the First Lien Credit Facilities (as may be amended in connection with the implementation of the Recapitalization Transaction), the Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes, if any. The amounts authorized and outstanding of the foregoing securities are anticipated to be as follows on the Effective Date:

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	Approx. 40,863,243
Preferred Shares	95,978,621	0
First Lien Credit Facilities (1) (2)	Borrowing base of CDN$100,000,000 (with current lender commitments of CDN$95,000,000)	CDN$ 61,800,000
8.5% Exchange Notes due 2023(1) (3)	$122,108,000	$122,108,000
8.5% New Money Notes due 2023(1)	$ 15,000,000	$ 15,000,000
8.5% New Money Notes due 2023(1)	$ 15,000,000	$ 15,000,000
New Third Lien Notes	N/A	$ 50,000,000 (plus Additional Third Lien Notes, if applicable)

(1)	Aggregate principal amount.
(2)	Drawn Credit Facility as at December 31, 2018, including CDN$13.9 million of letters of credit. Pro forma debt does not include any transaction costs associated with the Recapitalization Transaction.
(3)	Consisting of Exchange Notes and New Second Lien Notes.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The analysis of provisions of the Indenture will be provided in an amendment to this Form T-3.

9.	Other Obligors

No person, other than the Applicant, will be an obligor of the New Third Lien Notes.

The mailing address for the Applicant is 1920, 800 5th Avenue S.W., Calgary, Alberta, T2P 3T6.

10.	Contents of Application for Qualification.

This Application comprises —

(a)    Pages numbered 1 to 9, consecutively.

(b)    The statement of eligibility and qualification of the trustee under the Indenture.

(c)    The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit	Description

T3A.1*	Certificate of Amalgamation, dated as of December 11, 2013 (incorporated by reference to Exhibit 99.1 to Bellatrix Exploration Ltd.’s Form 6-K filed with the SEC on December 19, 2013)

T3A.2*	Certificate of Amendment and Registration of Restated Articles dated as of May 20, 2015 (incorporated by reference to Exhibit 99.3 to Bellatrix Exploration Ltd.’s Form 6-K filed with the SEC on May 22, 2015)

T3B.1*	General By-Law, Amended And Restated By-Law No. 1, dated as of May 20, 2015 (incorporated by reference to Exhibit 99.4 to Bellatrix Exploration Ltd.’s Form 6-K filed with the SEC on May 22, 2015)

T3B.2*	Advance Notice By-Law, dated as of March 12, 2014 (incorporated by reference to Exhibit 99.2 to Bellatrix Exploration Ltd.’s Form 6-K filed with the SEC on March 21, 2014)

T3C**	Form of Indenture for the New Third Lien Notes

T3D.1*	Interim Court Order

T3D.2**	Final Court Order

T3E*	Management Information Circular

T3F**	Cross reference sheet showing the location in the New Third Lien Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act

T3G*	Organizational Chart of Issuer and Affiliates

25.1**	Statement of eligibility and qualification of the trustee on Form T-1

*	Filed herewith.
**	To be filed by amendment

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant has duly caused this application to be signed on each of their behalves by the undersigned, thereunto duly authorized, in the city of Calgary, Alberta, on the 23rd day of April, 2019.

BELLATRIX EXPLORATION LTD.

By:	/s/ Charles R. Kraus
Charles R. Kraus Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

T3A.1*	Certificate of Amalgamation, dated as of December 11, 2013 (incorporated by reference to Exhibit 99.1 to Bellatrix Exploration Ltd.’s Form 6-K filed with the SEC on December 19, 2013)

T3A.2*	Certificate of Amendment and Registration of Restated Articles dated as of May 20, 2015 (incorporated by reference to Exhibit 99.3 to Bellatrix Exploration Ltd.’s Form 6-K filed with the SEC on May 22, 2015)

T3B.1*	General By-Law, Amended And Restated By-Law No. 1, dated as of May 20, 2015 (incorporated by reference to Exhibit 99.4 to Bellatrix Exploration Ltd.’s Form 6-K filed with the SEC on May 22, 2015)

T3B.2*	Advance Notice By-Law, dated as of March 12, 2014 (incorporated by reference to Exhibit 99.2 to Bellatrix Exploration Ltd.’s Form 6-K filed with the SEC on March 21, 2014)

T3C**	Form of Indenture for the New Third Lien Notes

T3D.1*	Interim Court Order

T3D.2**	Final Court Order

T3E*	Management Information Circular

T3F**	Cross reference sheet showing the location in the New Third Lien Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act

T3G*	Organizational Chart of Issuer and Affiliates

25.1**	Statement of eligibility and qualification of the trustee on Form T-1

*	Filed herewith.
**	To be filed by amendment